UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.
FORM 6-K

Abengoa, S.A., (the “Company”) with the aim of complying with article 228 of the consolidated text of the Spanish Securities Market Act approved by Royal Legislative Decree 4/2015, of 23 October, hereby notifies the National Securities Market Commission (Comisión Nacional del Mercado de Valores) (“CNMV”) of the following

Significant event

(Hecho relevante)

Following the Significant Events announced on 25 February 2016 (official registry number 235347) and 28 March 2016 (official registry number 236694) by virtue of which the Company announced that the noteholders’ meeting did not attained the legally required quorum to be held on first call, the Company announces that, following the execution of the standstill agreement (the “Standstill Agreement”) referred to in the significant event dated 28 March 2016 (official registry number 236686), which has obtained the support of 75.04 per cent. of the financial creditors to which it was addressed, allowing its judicial approval (homologación judicial) and, being therefore suspended during a period of seven (7) months from the date of the Standstill Agreement certain enforcement rights in relation to, among others, the Abengoa, S.A.’s 500,000,000 8.50 per cent. notes due 2016 (ISIN: XS0498817542), the Company does not consider convenient to convene an adjourned meeting to be held on second call.

Seville, 29 March 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: 29 March, 2016	By:	/s/ Joaquín Fernández de Pierola
Name: Joaquín Fernández de Pierola
Title: CEO